Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 17, 2025

VIA EDGAR TRANSMISSION

Mr. Ray Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment (“PEA”) No. 430 to the Trust’s Registration Statement on Form N-1A (the “Amendment” or “Registration Statement”); File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on December 15, 2025, with respect to the Amendment and the Trust’s proposed new series: Quantify 2X Daily All Cap Crypto ETF; Quantify 2X Daily Alt Season Crypto ETF; and Quantify 2X Daily AltAlt Season Crypto ETF (each a “Fund,” and together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Preliminary Comments. Please file your responses to these comments at least five (5) business days prior to filing an amended Registration Statement pursuant to Rule 485(b) of the Securities Act, and email to the Staff a redline reflecting changes made in response to these comments. You are reminded that the Trust is responsible for the accuracy of the disclosures in the Amendment. Comments applicable to disclosure in one section of the Amendment apply also to similar disclosures throughout the Amendment.

Response: The Trust acknowledges the comments and has provided a redline of proposed changes under separate cover. The Trust notes the effective date of the Amendment and associated Rule 485(b) filing is presently scheduled to occur on December 22, 2025, and has filed this response as soon as practicable following the receipt of Staff comments on December 15, 2025. The Trust respectfully requests that the Staff accept these responses as timely as of the date this letter is filed as correspondence on EDGAR.

2.	In each Fund’s Principal Investment Strategies section, the term “Crypto Assets” refers to between 2 and 4 specific Crypto Assets for which each Fund’s Target Portfolio will seek daily leveraged investment results corresponding to two times (2X) the returns of such assets. However, the Staff notes that each Fund’s Target Portfolio Selection section states that the Fund intends that its Target Portfolio “gain exposure to up to 10 Crypto Assets.” Please clarify throughout the disclosure for each Fund the scope of the defined term “Crypto Assets.” As the Fund states it will not invest directly in Crypto Assets, please more clearly describe the distinction between “Crypto Assets” and the types of investments utilized in the Target Portfolio to gain exposure to such “Crypto Assets.”

Response: The Trust respectfully notes that each Fund’s existing definition of “Crypto Assets” in the Principal Investment Strategies section is stated as being “initially” the specific crypto assets identified as those for which the Target Portfolio will seek exposure.1 Subsequently, at the end of the Target Portfolio Selection section in each Prospectus, the disclosure acknowledges the current limited number of “Crypto Assets” available which meet the Funds’ eligibility criteria and for which a Fund may seek to gain exposure through its Target Portfolio (i.e., between 2 and 4, depending on the strategy). However, the existing disclosure indicates the Funds’ expectation that – in the near term – multiple additional crypto assets will become available that satisfy the stated eligibility criteria to be treated as “Crypto Assets” for which the Target Portfolio will seek exposure. As multiple additional Crypto Assets become available in the markets that meet the Funds’ eligibility requirements – each Fund’s intention is to limit its Target Portfolio to gaining exposure only to “up to 10” of such available Crypto Assets. The existing disclosure also states that each Prospectus will be updated to provide descriptions of additional Crypto Assets and their associated risks, as they become available, and for which a Fund may seek exposure through its Target Portfolio investments.

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1 The Quantify 2X Daily All Cap Crypto ETF defines “Crypto Assets” as initially being Bitcoin, ether, Solana and Ripple (each individually a “Crypto Asset” and collectively, “Crypto Assets”); the Quantify 2X Daily Alt Season Crypto ETF defines “Crypto Assets” (individually, and collectively) to initially include ether, Solana and Ripple; whereas the Quantify 2X Daily AltAlt Season Crypto ETF defines “Crypto Assets” (individually, and collectively) to initially include only Solana and Ripple.

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In light of the Staff’s comments in this regard, the Trust has revised the disclosure, as provided to the Staff under separate cover, to more prominently present the above-explained distinctions as to Crypto Assets, their current availability, and the intended numbers of Crypto Assets (once more become available) to which a Fund’s Target Portfolio will seek exposure. The Trust has also clarified in the revised disclosure the distinction between Crypto Assets and the types of instruments used in the Target Portfolio to gain exposure to such assets.

3.	Please clarify in the disclosure for each Fund the mechanics of how the at least “monthly” rebalancing of weightings within the Target Portfolio works in the context of a fund seeking a 2X leveraged target “daily” exposure level.

Response: Revisions have been made to the disclosure in the Summary section of each Fund’s Prospectus, and provided to the Staff under separate cover, to further clarify how the at least monthly rebalancing of weightings assigned to Crypto Assets’ for which the Target Portfolio seeks exposure operates in conjunction with each Fund seeking daily leveraged investment results corresponding to two times (2X) the performance of the Target Portfolio.

4.	In correspondence, please explain to the Staff how the Funds anticipate obtaining consistent exposure on a daily basis through swaps, options or other derivatives, which may have durations longer than a day, particularly in light of potentially material changes to market caps and weightings that may occur daily or otherwise on a frequent basis (e.g., as the result of large swings in the value or market cap of one Crypto Asset relative to others).

Response: The Funds anticipate obtaining consistent daily exposure principally through swap contracts, futures contracts, and options contracts, even though such contracts may have contractual terms longer than one day, through the following mechanisms:

•	Daily notional management: Although swaps, futures, and options may have terms or maturities longer than one day, the Fund manages its exposure by adjusting notional amounts, entering into offsetting transactions, or layering additional derivatives, so that aggregate exposure at each day’s close approximates 200% of that day’s Target Portfolio exposure.

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•	Mark-to-market valuation: All derivatives are marked to market daily. Changes in Crypto Asset prices, market capitalizations, and relative Target Portfolio weights are reflected through daily valuation and exposure adjustments rather than waiting until contract maturity.

•	Flexible instrument mix: The Adviser may use a combination of swaps on Crypto Asset ETPs, swaps on Crypto Asset indices, Crypto Asset futures contracts, Crypto Aset options, and direct investments/positions in Crypto Asset ETPs. This flexibility allows the Adviser to respond to material changes in relative Crypto Asset market caps or volatility without relying on a single instrument type.

•	Discretionary interim adjustments: While the Target Portfolio is rebalanced at least monthly, the Prospectus explicitly permits the Adviser to make adjustments to the Target Portfolio or exposure levels at any time if developments or market conditions are deemed material, including large relative price movements among Crypto Assets.

As a result, daily exposure is achieved through active exposure management, not through reliance on derivatives expiring daily.

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5.	With respect to the Quantify 2X Daily AltAlt Season Crypto ETF, which includes only two identified Crypto Assets within its Target Portfolio – Solana and Ripple – provide an example of how exposure to such Crypto Assets will be allocated pursuant to the 50% market cap limit applied to the Target Portfolio.

Response: The Quantify 2X Daily AltAlt Season Crypto ETF’s Target Portfolio, initially, will include exposure only to Solana and Ripple, pending additional Crypto Assets coming to market and meeting the Fund’s eligibility criteria. An example of how the 50% market cap limit will apply to the Fund initially is set forth below:

Assume the following market capitalizations at a rebalance date:

• Solana market cap: $120 billion

• Ripple market cap: $80 billion

• Total market cap: $200 billion

“Uncapped” weights:

• Solana: 60%

• Ripple: 40%

Because Solana exceeds the 50% cap, its weight is reduced to 50%. The excess 10% is reallocated to the remaining Crypto Asset, Ripple:

Target Portfolio “Capped” weights:

• Solana: 50%

• Ripple: 50%

As capped, the Fund would then seek daily leveraged exposure equal to 200% of these adjusted weights, resulting in approximately 100% notional exposure to Solana and 100% notional exposure to Ripple on a daily basis, subject to market conditions and derivatives availability.

If you have any questions or require further information, please contact David Mathews at (262) 318-8366 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

SVP of Legal Services

Tidal Investments LLC

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